Exhibit 99.3

Investor Relations	Media Relations

Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Announces General Availability of the Summer 2011

Upgrade of its Cloud eCommerce Platform

CDC eCommerce Is Now Certified by Industry-Leading Consulting

Firm FitForCommerce

SAN DIEGO, Calif., IRCE, June 16, 2011 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, announced at the Internet Retailer Conference & Exhibition (IRCE) today the new version upgrade of CDC eCommerce, an on demand eCommerce platform. The new release includes extensive search capabilities for online shopping and is one of several upcoming deliverables that will expand the breadth of its multichannel offerings.

CDC Software will be demonstrating the latest version of CDC eCommerce at the IRCE, billed as one of the largest eCommerce events, this week in Booth #1225.

Separately, CDC eCommerce was certified by FitForCommerce, a U.S.-based consulting firm that specializes in matching retailers with ecommerce technology solutions. This certification means that the CDC eCommerce platform’s extensive features and functionality have been independently verified by FitForCommerce and conforms to a wide range of market requirements tracked by this leading Internet consulting firm.

“We’re very pleased to announce our latest version release of CDC eCommerce which adds key functionality that further improves a customer’s experience in online shopping,” said William Green, president CDC Software’s Enterprise Solutions division. “The FiitForCommerce certification also is significant since it means ecommerce platform buyers now have independent confirmation of the broad capabilities of our platform.”

As part of the new Summer 2011 release of CDC’s eCommerce platform, CDC extends the platform’s organic Search Engine Optimization features in the platform, which are critical elements in growing online sales. Gift registries, which are an important element of the online arsenal for e-retailers, were enhanced on this new version release. The platform’s extensive Gift Registry solution was extended to make it even easier for consumers to register gift lists and their friends and families to purchase products on those registries, as well as for retailers to manage the registries and order processing.

CDC eCommerce also now includes built-in Endeca Site Search technology. Endeca is an original equipment manufacturer (OEM) search technology which is seamlessly integrated into the CDC eCommerce platform with no additional cost for CDC Software customers. This award-winning search technology has been recognized as an industry leader by Gartner and Forrester.

According to Petula Neale, senior product manager, CDC eCommerce, “Endeca is the market leader in site search. Endeca is the site search technology used by more of the Internet Retailer Top 500 than any other search provider in this business. We’re very excited to offer our customers these extensive search capabilities.”

CDC eComemrce’s multi-tenant cloud-based architecture allows CDC eCommerce customers to upgrade seamlessly to the Summer 2011 release, thereby allowing them to take advantage of these new capabilities immediately.

CDC eCommerce is unique as an on demand eCommerce platform with integrated order management capabilities, online marketplace and dynamic pricing support, full front-end and back-end capabilities such as merchandising and promotions, inventory, anti-fraud and returns management, community private-sale shops, multi-language/currency, and an industry-leading “implementation time.” The solution provides online retailers and manufacturers with the ability to maximize customer acquisition, conversion, and retention.

With CDC eCommerce’s integration with the CDC Supply Chain solution, CDC Software believes it is clearly at the forefront of the enterprise market by offering solutions that combine eCommerce sales origination with complete supply chain management - from suppliers, purchase orders, warehouse and distribution center management through to sophisticated order routing algorithms that provide optimized-fulfillment logic for products sent to the end consumer. CDC eCommerce is one of the only on demand eCommerce platforms that supports such complete order handling.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based software-as-a service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “ integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the new versions of CDC eCommerce, our beliefs regarding the benefits and utility of these products, our beliefs regarding the potential effects and benefits for users of our products, including reducing costs, improving productivity and enhancing constituent and member satisfaction and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the continued ability of CDC eCommerce solutions to address brand manufacturing and retail requirements; demand for and market acceptance of new and existing solutions; development of new functionalities that would allow customers to operate more effectively. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of this press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.